FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Six months ended September 30, 2014

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Financial Summary For the Six Months Ended September 30, 2014 (U.S. GAAP)

Date:	October 28, 2014
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the six months ended September 30
	2013		2014
	(Millions of yen, except per share data)
		% Change from September 30, 2012		% Change from September 30, 2013
Total revenue	933,649	3.6%	912,974	(2.2%)
Net revenue	787,711	2.2%	744,671	(5.5%)
Income before income taxes	186,152	237.9%	125,679	(32.5%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	104,006	—%	72,732	(30.1%)
Comprehensive income	134,204	—%	128,009	(4.6%)
Basic-Net income attributable to NHI shareholders per share (Yen)	28.07		19.87
Diluted-Net income attributable to NHI shareholders per share (Yen)	27.20		19.34
Return on shareholders’ equity-annualized	8.9%		5.7%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At September 30
	2014	2014
	(Millions of yen, except per share data)
Total assets	43,520,314	43,802,094
Total equity	2,553,213	2,615,218
Total NHI shareholders’ equity	2,513,680	2,561,088
Total NHI shareholders’ equity as a percentage of total assets	5.8%	5.8%
Total NHI shareholders’ equity per share (Yen)	676.15	703.55

2. Cash Dividends

	For the year ended March 31
	2014	2015	2015 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	8.00	6.00	—
At December 31	—	—	—
At March 31	9.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Note: Nomura plans to forgo dividend distribution for Q3 of fiscal year 2015. Fiscal year 2015 Q4 dividend amount are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2015”.

3. Earnings Forecasts for the year ending March 31, 2015

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: None
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At September 30
	2014	2014
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	104,932,139	182,325,748

	For the six months ended September 30
	2013	2014
Average number of shares outstanding (year-to-date)	3,705,694,494	3,660,114,608

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in the quarterly securities report for the period ended September 30, 2014, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	787.7	744.7	(5.5)
Non-interest expenses	601.6	619.0	2.9

Income (loss) before income taxes	186.2	125.7	(32.5)
Income tax expense	81.5	51.3	(37.1)

Net income (loss)	104.6	74.4	(28.9)

Less: Net income (loss) attributable to noncontrolling interests	0.6	1.7	158.3

Net income (loss) attributable to NHI shareholders	104.0	72.7	(30.1)

Return on shareholders’ equity-annualized	8.9%	5.7%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 744.7 billion yen for the six months ended September 30, 2014, a decrease of 5.5% from the same period in the prior year. Non-interest expenses increased by 2.9% from the same period in the prior year to 619.0 billion yen. Income before income taxes was 125.7 billion yen and Net income attributable to NHI shareholders was 72.7 billion yen for the six months ended September 30, 2014.

Segment Information

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	775.5	738.6	(4.8)
Non-interest expenses	601.6	619.0	2.9

Income (loss) before income taxes	174.0	119.6	(31.3)

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the six months ended September 30, 2014 was 738.6 billion yen, a decrease of 4.8% from the same period in the prior year. Non-interest expenses increased by 2.9% from the same period in the prior year to 619.0 billion yen. Income before income taxes was 119.6 billion yen for the six months ended September 30, 2014. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	286.1	224.8	(21.4)
Non-interest expenses	165.0	154.3	(6.5)

Income (loss) before income taxes	121.1	70.5	(41.8)

Net revenue decreased by 21.4% from the same period in the prior year to 224.8 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 6.5% to 154.3 billion yen. As a result, income before income taxes decreased by 41.8% to 70.5 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	38.8	45.0	16.1
Non-interest expenses	25.9	28.9	11.6

Income (loss) before income taxes	12.9	16.1	25.0

Net revenue increased by 16.1% from the same period in the prior year to 45.0 billion yen. Non-interest expense increased by 11.6% to 28.9 billion yen. As a result, income before income taxes increased by 25.0% to 16.1 billion yen. Assets under management were 34.8 trillion yen as of September 30, 2014.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	378.0	379.5	0.4
Non-interest expenses	327.4	351.5	7.4

Income (loss) before income taxes	50.5	27.9	(44.7)

Net revenue increased by 0.4% from the same period in the prior year to 379.5 billion yen. Non-interest expense increased by 7.4% to 351.5 billion yen. As a result, income before income taxes decreased by 44.7% from the same period in the prior year to 27.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net revenue	72.7	89.3	22.9
Non-interest expenses	83.2	84.2	1.2

Income (loss) before income taxes	(10.5)	5.1	—

Net revenue was 89.3 billion yen. Income before income taxes was 5.1 billion yen.

(2)	Consolidated Financial Position

Total assets as of September 30, 2014 were 43.8 trillion yen, an increase of 281.8 billion yen compared to March 31, 2014, mainly due to the increase in Trading assets. Total liabilities as of September 30, 2014 were 41.2 trillion yen, an increase of 219.8 billion yen compared to March 31, 2014, mainly due to the increase in Securities loaned. Total equity as of September 30, 2014 was 2.6 trillion yen, an increase of 62.0 billion yen compared to March 31, 2014.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 26, 2014) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 26, 2014) for the year ended March 31, 2014.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2014	September 30, 2014	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,489,792	1,439,786	(50,006)
Time deposits	363,682	224,992	(138,690)
Deposits with stock exchanges and other segregated cash	335,836	405,134	69,298

Total cash and cash deposits	2,189,310	2,069,912	(119,398)

Loans and receivables:
Loans receivable	1,327,875	1,357,346	29,471
Receivables from customers	64,070	67,002	2,932
Receivables from other than customers	1,181,742	1,266,421	84,679
Allowance for doubtful accounts	(3,009)	(2,754)	255

Total loans and receivables	2,570,678	2,688,015	117,337

Collateralized agreements:
Securities purchased under agreements to resell	9,617,675	8,299,801	(1,317,874)
Securities borrowed	7,729,326	8,080,883	351,557

Total collateralized agreements	17,347,001	16,380,684	(966,317)

Trading assets and private equity investments:
Trading assets*	18,672,318	20,009,976	1,337,658
Private equity investments	41,996	44,723	2,727

Total trading assets and private equity investments	18,714,314	20,054,699	1,340,385

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥350,820 million as of March 31, 2014 and ¥369,320 million as of September 30, 2014)	408,917	413,385	4,468
Non-trading debt securities*	1,023,746	967,293	(56,453)
Investments in equity securities*	136,740	141,508	4,768
Investments in and advances to affiliated companies*	345,434	349,528	4,094
Other	784,174	737,070	(47,104)

Total other assets	2,699,011	2,608,784	(90,227)

Total assets	43,520,314	43,802,094	281,780

*	Including securities pledged as collateral

Millions of yen
March 31, 2014	September 30, 2014	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	602,131	609,481	7,350
Payables and deposits:
Payables to customers	492,516	651,914	159,398
Payables to other than customers	1,230,176	1,246,609	16,433
Deposits received at banks	1,114,181	1,056,216	(57,965)

Total payables and deposits	2,836,873	2,954,739	117,866

Collateralized financing:
Securities sold under agreements to repurchase	13,937,690	13,878,397	(59,293)
Securities loaned	2,359,809	2,629,628	269,819
Other secured borrowings	814,500	739,014	(75,486)

Total collateralized financing	17,111,999	17,247,039	135,040

Trading liabilities	11,047,285	10,882,727	(164,558)
Other liabilities	1,141,750	1,080,878	(60,872)
Long-term borrowings	8,227,063	8,412,012	184,949

Total liabilities	40,967,101	41,186,876	219,775

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2014 and 3,822,562,601 shares as of September 30, 2014
Outstanding	-	3,717,630,462 shares as of March 31, 2014 and 3,640,236,853 shares as of September 30, 2014	594,493	594,493	—
Additional paid-in capital	683,638	683,112	(526)
Retained earnings	1,287,003	1,335,236	48,233
Accumulated other comprehensive income	20,636	70,533	49,897

Total NHI shareholders’ equity before treasury stock	2,585,770	2,683,374	97,604
Common stock held in treasury, at cost-
104,932,139 shares as of March 31, 2014 and
182,325,748 shares as of September 30, 2014	(72,090)	(122,286)	(50,196)

Total NHI shareholders’ equity	2,513,680	2,561,088	47,408

Noncontrolling interests	39,533	54,130	14,597

Total equity	2,553,213	2,615,218	62,005

Total liabilities and equity	43,520,314	43,802,094	281,780

(2)	Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2013 (A)	September 30, 2014 (B)	(B-A)/(A)
Revenue:
Commissions	263,247	208,413	(20.8)
Fees from investment banking	48,378	40,442	(16.4)
Asset management and portfolio service fees	83,083	93,839	12.9
Net gain on trading	238,589	287,573	20.5
Gain on private equity investments	753	202	(73.2)
Interest and dividends	213,416	213,692	0.1
Gain on investments in equity securities	12,889	9,234	(28.4)
Other	73,294	59,579	(18.7)

Total revenue	933,649	912,974	(2.2)
Interest expense	145,938	168,303	15.3

Net revenue	787,711	744,671	(5.5)

Non-interest expenses:
Compensation and benefits	298,596	309,590	3.7
Commissions and floor brokerage	55,180	61,189	10.9
Information processing and communications	94,473	90,857	(3.8)
Occupancy and related depreciation	40,614	36,777	(9.4)
Business development expenses	17,332	16,998	(1.9)
Other	95,364	103,581	8.6

Total non-interest expenses	601,559	618,992	2.9

Income before income taxes	186,152	125,679	(32.5)
Income tax expense	81,505	51,291	(37.1)

Net income	104,647	74,388	(28.9)

Less: Net income attributable to noncontrolling interests	641	1,656	158.3

Net income attributable to NHI shareholders	104,006	72,732	(30.1)

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	28.07	19.87	(29.2)

Diluted-
Net income attributable to NHI shareholders per share	27.20	19.34	(28.9)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the six months ended
	September 30, 2013 (A)	September 30, 2014 (B)	(B-A)/(A)
Net income	104,647	74,388	(28.9)
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	27,431	46,285	68.7
Defined benefit pension plans:
Pension liability adjustment	2,005	374	(81.3)
Deferred income taxes	(703)	(211)	—

Total	1,302	163	(87.5)

Non-trading securities:
Net unrealized gain on non-trading securities	1,469	9,712	561.1
Deferred income taxes	(645)	(2,539)	—

Total	824	7,173	770.5

Total other comprehensive income	29,557	53,621	81.4

Comprehensive income	134,204	128,009	(4.6)
Less: Comprehensive income attributable to noncontrolling interests	1,382	5,380	289.3

Comprehensive income attributable to NHI shareholders	132,822	122,629	(7.7)

(4)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5)	Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the six months ended
	September 30, 2013 (A)	September 30, 2014 (B)	(B-A)/(A)
Net revenue

Business segment information:
Retail	286,072	224,803	(21.4)
Asset Management	38,800	45,029	16.1
Wholesale	377,957	379,456	0.4

Subtotal	702,829	649,288	(7.6)
Other	72,681	89,294	22.9

Net revenue	775,510	738,582	(4.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	12,201	6,089	(50.1)

Net revenue	787,711	744,671	(5.5)

Non-interest expenses

Business segment information:
Retail	165,011	154,332	(6.5)
Asset Management	25,937	28,946	11.6
Wholesale	327,435	351,508	7.4

Subtotal	518,383	534,786	3.2
Other	83,176	84,206	1.2

Non-interest expenses	601,559	618,992	2.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	601,559	618,992	2.9

Income (loss) before income taxes

Business segment information:
Retail	121,061	70,471	(41.8)
Asset Management	12,863	16,083	25.0
Wholesale	50,522	27,948	(44.7)

Subtotal	184,446	114,502	(37.9)
Other*	(10,495)	5,088	—

Income (loss) before income taxes	173,951	119,590	(31.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	12,201	6,089	(50.1)

Income (loss) before income taxes	186,152	125,679	(32.5)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(B-A)/(A)
	September 30, 2013 (A)	September 30, 2014 (B)
Net gain (loss) related to economic hedging transactions	5,706	9,088	59.3
Realized gain (loss) on investments in equity securities held for operating purposes	688	3,145	357.1
Equity in earnings of affiliates	14,227	11,462	(19.4)
Corporate items	(21,045)	(11,482)	—
Other	(10,071)	(7,125)	—

Total	(10,495)	5,088	—

(6)	Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the six months ended
September 30, 2014
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	683,638
Gain (loss) on sales of treasury stock	(2,417)
Issuance and exercise of common stock options	1,891

Balance at end of period	683,112

Retained earnings
Balance at beginning of year	1,287,003
Net income attributable to NHI shareholders	72,732
Cash dividends	(21,841)
Gain (loss) on sales of treasury stock	(2,658)

Balance at end of period	1,335,236

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	27,704
Net change during the period	44,378

Balance at end of period	72,082

Defined benefit pension plans
Balance at beginning of year	(18,809)
Pension liability adjustment	163

Balance at end of period	(18,646)

Non-trading securities
Balance at beginning of year	11,741
Net unrealized gain on non-trading securities	5,356

Balance at end of period	17,097

Balance at end of period	70,533

Common stock held in treasury
Balance at beginning of year	(72,090)
Repurchases of common stock	(65,199)
Sale of common stock	4
Common stock issued to employees	14,999

Balance at end of period	(122,286)

Total NHI shareholders’ equity
Balance at end of period	2,561,088

Noncontrolling interests
Balance at beginning of year	39,533
Net change during the period	14,597

Balance at end of period	54,130

Total equity
Balance at end of period	2,615,218

3.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014 (A)	September 30, 2014 (B)
Revenue:
Commissions	157,634	105,613	121,434	89,876	96,281	112,132	16.5	474,557
Fees from investment banking	25,394	22,984	15,769	27,154	19,822	20,620	4.0	91,301
Asset management and portfolio service fees	42,381	40,702	42,074	42,090	45,444	48,395	6.5	167,247
Net gain on trading	128,409	110,180	108,544	129,223	158,562	129,011	(18.6)	476,356
Gain (loss) on private equity investments	50	703	10,985	(346)	(287)	489	—	11,392
Interest and dividends	115,325	98,091	102,602	100,332	104,917	108,775	3.7	416,350
Gain (loss) on investments in equity securities	7,852	5,037	7,505	(5,238)	6,350	2,884	(54.6)	15,156
Other	28,225	45,069	38,508	67,683	31,065	28,514	(8.2)	179,485

Total revenue	505,270	428,379	447,421	450,774	462,154	450,820	(2.5)	1,831,844
Interest expense	73,949	71,989	68,000	60,836	91,316	76,987	(15.7)	274,774

Net revenue	431,321	356,390	379,421	389,938	370,838	373,833	0.8	1,557,070

Non-interest expenses:
Compensation and benefits	163,205	135,391	138,822	132,640	168,767	140,823	(16.6)	570,058
Commissions and floor brokerage	29,046	26,134	27,974	28,695	27,590	33,599	21.8	111,849
Information processing and communications	48,233	46,240	47,755	49,940	44,896	45,961	2.4	192,168
Occupancy and related depreciation	19,784	20,830	18,999	20,529	18,553	18,224	(1.8)	80,142
Business development expenses	7,859	9,473	11,029	10,124	7,927	9,071	14.4	38,485
Other	49,975	45,389	47,948	59,442	51,431	52,150	1.4	202,754

Total non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	(6.1)	1,195,456

Income before income taxes	113,219	72,933	86,894	88,568	51,674	74,005	43.2	361,614
Income tax expense	46,956	34,549	37,769	25,891	30,397	20,894	(31.3)	145,165

Net income	66,263	38,384	49,125	62,677	21,277	53,111	149.6	216,449

Less: Net income attributable to noncontrolling interests	369	272	796	1,421	1,417	239	(83.1)	2,858

Net income attributable to NHI shareholders	65,894	38,112	48,329	61,256	19,860	52,872	166.2	213,591

	Yen						% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	17.78	10.29	13.02	16.48	5.40	14.53	169.1	57.57

Diluted-
Net income attributable to NHI shareholders per share	17.24	9.99	12.65	16.02	5.26	14.15	169.0	55.81

(2)	Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014 (A)	September 30, 2014 (B)

Net revenue

Business segment information:
Retail	166,342	119,730	127,975	97,869	106,865	117,938	10.4	511,916
Asset Management	20,174	18,626	21,215	20,465	23,338	21,691	(7.1)	80,480
Wholesale	194,609	183,348	188,666	198,474	188,886	190,570	0.9	765,097

Subtotal	381,125	321,704	337,856	316,808	319,089	330,199	3.5	1,357,493
Other	43,032	29,649	35,366	80,802	48,252	41,042	(14.9)	188,849

Net revenue	424,157	351,353	373,222	397,610	367,341	371,241	1.1	1,546,342

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	2,592	(25.9)	10,728

Net revenue	431,321	356,390	379,421	389,938	370,838	373,833	0.8	1,557,070

Non-interest expenses

Business segment information:
Retail	85,237	79,774	80,302	74,602	75,257	79,075	5.1	319,915
Asset Management	13,483	12,454	12,289	15,147	15,064	13,882	(7.8)	53,373
Wholesale	169,372	158,063	160,866	164,998	183,145	168,363	(8.1)	653,299

Subtotal	268,092	250,291	253,457	254,747	273,466	261,320	(4.4)	1,026,587
Other	50,010	33,166	39,070	46,623	45,698	38,508	(15.7)	168,869

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	(6.1)	1,195,456

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	318,102	283,457	292,527	301,370	319,164	299,828	(6.1)	1,195,456

Income (loss) before income taxes

Business segment information:
Retail	81,105	39,956	47,673	23,267	31,608	38,863	23.0	192,001
Asset Management	6,691	6,172	8,926	5,318	8,274	7,809	(5.6)	27,107
Wholesale	25,237	25,285	27,800	33,476	5,741	22,207	286.8	111,798

Subtotal	113,033	71,413	84,399	62,061	45,623	68,879	51.0	330,906
Other*	(6,978)	(3,517)	(3,704)	34,179	2,554	2,534	(0.8)	19,980

Income (loss) before income taxes	106,055	67,896	80,695	96,240	48,177	71,413	48.2	350,886

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,164	5,037	6,199	(7,672)	3,497	2,592	(25.9)	10,728

Income (loss) before income taxes	113,219	72,933	86,894	88,568	51,674	74,005	43.2	361,614

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended March 31, 2014
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014 (A)	September 30, 2014 (B)
Net gain (loss) related to economic hedging transactions	7,373	(1,667)	5,150	6,547	6,919	2,169	(68.7)	17,403
Realized gain (loss) on investments in equity securities held for operating purposes	688	0	1,306	2,434	2,853	292	(89.8)	4,428
Equity in earnings of affiliates	5,343	8,884	8,171	6,173	3,499	7,963	127.6	28,571
Corporate items	(12,344)	(8,701)	(13,954)	(3,773)	(3,093)	(8,389)	—	(38,772)
Other	(8,038)	(2,033)	(4,377)	22,798	(7,624)	499	—	8,350

Total	(6,978)	(3,517)	(3,704)	34,179	2,554	2,534	(0.8)	19,980

(3)	Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2014	September 30, 2014
Assets
Current Assets	3,296,666	3,367,290
Fixed Assets	2,893,448	2,909,339

Total Assets	6,190,114	6,276,628

Liabilities
Current Liabilities	1,133,679	1,097,614
Long-term Liabilities	3,138,160	3,088,743

Total Liabilities	4,271,838	4,186,357

Net Assets
Shareholders’ equity	1,819,381	1,985,025
Valuation and translation adjustments	54,949	60,866
Stock acquisition rights	43,946	44,381

Total Net Assets	1,918,276	2,090,271

Total Liabilities and Net Assets	6,190,114	6,276,628

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the six months ended
	September 30, 2013	September 30, 2014
Operating revenue	289,257	340,946
Operating expenses	107,474	111,337

Operating income	181,783	229,609

Non-operating income	2,484	2,014
Non-operating expenses	1,830	1,255

Ordinary income	182,437	230,369

Special profits	1,138	43,608
Special losses	2,271	1,152

Income before income taxes	181,304	272,825

Income taxes - current	3,447	(24,072)
Income taxes - deferred	(2,038)	42,510

Net income	179,896	254,387

(4)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2015_2q.pdf